SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH FEBRUARY 23, 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom Participações S.A.

Consolidated Earnings Release

4th Quarter 2005

Unaudited

Brasilia, February 22, 2006.

BRTP3: R$26.35 / 1,000 shares
BRTP4: R$16.50 / 1,000 shares
BRP: US$39.08 / ADR

Market Cap: R$7,326 million
Closing Price: February 21, 2006

Companhia Nível 1 Mercado Bovespa - Brasil

BRP Listed NYSE

BRASIL TELECOM FINISHES 2005 WITH 2.2 MILLION MOBILE ACCESSES

Brasília, February 22, 2006 - Brasil Telecom Participações S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) announces its consolidated results for the fourth quarter of 2005 (4Q05). The Company’s unaudited financial statements are presented in million of Reais, except when stated otherwise, and are in conformity with generally accepted accounting principles in Brazil.

HIGHLIGHTS
  2,212.8 thousand mobile accesses in 2005, 32.0% and 255.6% higher than 3Q05 and 4Q04, respectively.
  1,013.9 broadband accesses in service in 2005, 13.6% and 89.3% superior than 3Q05 and 4Q04, respectively.
  Data communications and other services revenue totaled R$552.8 million in 4Q05, 10.9% higher than 3Q05.
  Consolidated EBITDA margin (excluding non recurring items) reached 33.6% in 4Q05, compared to 32.1% in 3Q05.
  Brasil Telecom’s CAPEX in 2005 reached R$1,978.1 million, against R$2,867.7 million in 2004.
  Gross revenue amounted to R$14,687.2 million in 2005, a 15.1% growth when compared to 2004.
  Mobile telephony gross revenue (excluding revenue with Brasil Telecom S.A.) reached R$732.3 million in 2005, an increase of R$644.4 million compared to 2004.

IR CONTACTS
Ricardo Florence (Head of IR)	Phone: (55 61)3415-1140	rflorence@brasiltelecom.com.br
Renata Fontes (IR Manager)	Phone: (55 61)3415-1256	renatafontes@brasiltelecom.com.br
Ruy Nagano	Phone: (55 61)3415-1291	ruy.nagano@brasiltelecom.com.br
Carla Bernardes	Phone: (55 61)3415-1123	carla.bernardes@brasiltelecom.com.br

MEDIA CONTACTS
Cesar Borges	Phone: (55 61)34151378	cesarb@brasiltelecom.com.br

Brasil Telecom Participações S.A. controls Brasil Telecom S.A., a telecommunications company which provides fixed line telephony services in local, domestic long distance, international long distance, mobile telephony, public telephony, data communication, network and value added services in the states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Santa Catarina, Paraná and Rio Grande do Sul, as well as in the Federal District. Its coverage area corresponds to 23% of the population (approximately 43 million inhabitants), 27% of the GDP (approximately R$420 billion in 2003) and 33% of the Brazilian territory (about 2.8 million km²).

OPERATING PERFORMANCE

WIRELINE TELEPHONY

Network

The utilization rate was stable throughout 2005, reaching 88.4% in December. Brasil Telecom has a technical reserve of approximately 1.2 million lines installed to serve immediately an increase in demand with no additional investments needed. By the end of 2005, Brasil Telecom’s plant had 10.8 million lines installed and 9.6 million lines in service (Annex XVI).

The hybrid terminal – LigMix - reached a 8.2% stake in relation to lines in service by the end of December, against 7.2% in September. The hybrid terminal is only offered in switching stations where there is idle capacity when the client’s bad debt is confirmed, or through marketing campaigns directed to low income households.

Traffic

In 4Q05, Brasil Telecom reached 2.2 billion billed pulses, a 6.4% reduction in comparison to 3Q05 (Annex XV). Such reduction can be explained by seasonal effects once, in December, many people leave their region of origin because of the holidays and the weight of work days is lower than the average of the other months of the year. In 2005, Brasil Telecom reached 9.3 billion billed pulses, a 14.0% reduction when compared to 2004. The growth of broadband accesses sold in the period and the migration from wireline traffic to mobile also contributed for such performance.

Long distance traffic decreased 5.7% in comparison to 3Q05, thus Brasil Telecom registered 1.2 billion minutes in 4Q05 (Annex XV). In December 2005 Brasil Telecom celebrated a co-billing agreement with a fixed-line operator, which generated a negative impact on LD traffic.

In 2005, Brasil Telecom registered 5.1 billion LD minutes, a 17.7% reduction in comparison to 2004, explained by Anatel’s ruling, as of September 2004, which redefined the wireline local area division in the country. In this ruling, calls between close areas in the same county, which were billed as long distance calls, are now considered local calls.

At the end of the year, Brasil Telecom reached a 58.7% market share in the interregional segment and a 33.8% market share in the international segment (quarterly average).

By the end of 2005, Brasil Telecom’s quarterly average long distance market share reached 84.1% in the intra-regional segment, 1.8 p.p. superior than the 82.3% market share registered in the 4Q04. In the interregional and international segments, Brasil Telecom increased its market share by 9.8 p.p. and 7.2 p.p., respectively, in 12 months.

PS: The market shares hereby presented refer to Brasil Telecom’s concession area (Region II of the PGO – General Concession Plan), except when mentioned otherwise.

Inter-network traffic decreased by 1.4% as compared to the 3Q05 (Annex XV). VC-1 traffic represented 76.4% of the inter-network traffic, while VC-2 and VC-3 represented 13.9% and 9.7%, respectively. Such performance is explained by a greater competition in the sector, where mobile operators are offering plans in which the cost of the mobile-mobile minute can be lower than the fixed-mobile minute.

MOBILE TELEPHONY

BrT GSM reached 2.2 million mobile accesses in service (Annex XIX), a net addition of 536.6 thousand accesses in the quarter. At the end of 4Q05, BrT GSM’s subscriber base was 32% higher than 3Q05 and in comparison with 4Q04, there was a 255.6% increase. BrT GSM sold 1.9 million accesses in 2005.

At the end of December, our mobile operations had 693.0 thousand post-paid subscribers (representing 31.3% of our mobile customer base), which represented one of the best post-paid mix among the largest mobile operators in Brazil.

During the 4Q05, Brasil Telecom GSM reached 3,258 sale spots and increased its coverage to 782 localities. Currently, its coverage reaches 86% of the Region’s population.

At the end of 2005, Brasil Telecom GSM achieved an 8.7% market share in its area of operations, compared to 3.2% in 2004.

DATA

During 4Q05, Brasil Telecom added 121.7 thousand accesses to its plant, amounting to 1,013.9 thousand broadband accesses in service by the end of December. In the last 12 months, the broadband plant increased by 89.3% (Annex XVI).

The residential market represented 93.6% of the total broadband accesses by the end of 2005, while the corporate market represented 6.4% .

By the end of 2005, Brasil Telecom registered growth in the following data transmission services for the corporate market: DialNet, which is a dedicated access for corporate networks, Serviço Plus, which is a data transport service and Dedicated IP, which is an internet access service with speeds up to 155 Mbps.

Internet Service Providers

The operational integration process of its Internet Service Providers (ISP): iBest, iG and BrTurbo began in October 2005. This process is a natural step in the strategy to consolidate Brasil Telecom’s leadership in the Brazilian Internet market.

Brasil Telecom has the largest subscriber base in Latin America, generating significant telecommunications traffic nationwide and offering a wide variety of services, from free dial up access and broadband to relationship channels and differentiated content.

Altogether, the three ISPs have a subscriber base of approximately 28 million registered users and 3.2 million active users, which places Brasil Telecom among the top 15 subscribers base in the world.

Brasil Telecom is the leader in the Brazilian Internet market, having generated 38.7 billion minutes in 2005. 916 thousand subscribers pay for services, including broadband accesses and value added services.

iBest consolidated its position as the largest dial up ISP in Region II with a market share of approximately 51% by the end of 2005. iBest is present in more than 1,800 cities, has a subscriber base of approximately 10 million registered users and 1.5 million active users.

iG generated 19.8 billion minutes in 2005, which places it as leading traffic generator in Regions I and III. iG is present in more than 1,200 cities and has a subscriber base of 18 million registered users and 2.0 million active users.

iG's broadband subscriber base increased 65% when compared to the previous year, reaching 180 thousand active clients by the end of 4Q05.

BrTurbo reached 547 thousand clients on Region II by the end of 4Q05, 185% greater than the previous year. Approximately 54.5% of Brasil Telecom’s broadband accesses were BrTurbo subscribers.

At the end of December, Brasil Telecom had 734 thousand broadband customers in Brazil.

FINANCIAL PERFORMANCE

REVENUE

Gross revenue from local service reached R$1,275.4 million in 4Q05, 2.5% lower than 3Q05’s. The basic subscription and measured service revenues account for 98.4% of the total revenue from local service. In 2005, local service gross revenue amounted to R$5,006.2 million, a 6.3% growth when compared to R$4,710.8 million registered in 2004 (Annex V).

In 4Q05, gross revenue from basic subscription fees totaled R$915.9 million, in line with the R$916.0 million achieved in 3Q05. The addition of 11 thousand lines to the plant in service was offset by the demand for the LigMix terminal (plan for low income households with monthly subscription of R$28.00, 27.4% lower than the basic subscription fee, in the Federal District). In 2005, basic subscription fees increased 13.5% in comparison to 2004, explained by the average tariff readjustment of 7.27% and by the commercialization of plans with additional pulses: Plano Sob Medida and Plano Franquia Adicional.

Gross revenue from measured service totaled R$339.2 million in the 4Q05, an 8.2% reduction as compared to the previous quarter, reflected by the 6.4% reduction in local traffic. In 2005, gross revenue from measured service totaled R$1,380.6 million, against R$1,474.5 million in the previous year. Such variation is due to the competition with the mobile operators, the expansion of ADSL plant and by the revenue transfer for basic subscription deriving from plans with additional pulses.

Gross revenue with public telephony reached R$145.6 million in 4Q05, exceeding by 3.9% revenue obtained in 3Q05. In 2005, gross revenue with public telephony amounted to R$496.8 million, 3.8% above revenue registered in 2004. Such increase was influenced by the 7.37% tariff readjustment and also by the launch of Brasil Virtual Cel, which transferred R$42.6 million from the public telephony revenue to BrT GSM in 1Q05. Brasil Virtual Cel was suspended in April, 2005. After adjusting the public telephony revenue with Brasil Virtual Cel’s revenue, it would have reached R$539.4 million in 2005, a 12.7% increase in comparison to 2004.

Gross revenue from LD calls reached R$399.0 million in 4Q05, representing a reduction of 9.7% in comparison to 3Q05. This performance was influenced by a 5.7% reduction in LD traffic, due to a co-billing agreement made with a fixed-line operator. In 2005, gross revenue from LD calls reached R$1,717.0 million, a relative stability in comparison to 2004. The increase in revenue in inter-regional and international segments due to the launch of CSC 14’s operations in these segments in January 2004 was compensated by the decrease of revenue in the intra-regional segment, due to a regulation released by Anatel, which established a new division for the local areas of the fixed line telephony within the country, as of September of that year.

Gross revenue from inter-network calls reached R$824.5 million in the 4Q05, a 2.9% reduction as compared to the previous quarter, explained by a reduction in traffic and a greater participation of LD calls in Region II, which have lower tariffs than those destined to Regions I and III. In 2005, gross revenue with inter-network calls amounted to R$3,373.1 million, an 8.8% increase in comparison to 2004, due, mainly, to a 7.99% VC-1 tariff readjustment (effective as of 06/12/2005).

In 4Q05, gross revenue from data communications and other services reached R$552.8 million, a 10.9% increase as compared to the previous quarter. The growth in network formation services (DialNet, Serviço Plus, Dedicated IP) and a 13.6% expansion in ADSL accesses in service are worth being noted. In 2005, gross revenue from data communications totaled R$1,923.5, a 55.4% growth in comparison to 2004. In 2004, data communication gross revenue represented 9.7% of total gross revenue, while in the 4Q05 the segment represented 13.1% of Brasil Telecom’s total revenue.

In the 4Q05, consolidated gross revenue from mobile telephony totaled R$252.4 million, of which R$136.5 million were related to services and R$115.9 million to the sale of handsets and accessories. In 2005, consolidated gross revenue with mobile telephony amounted to R$732.3 million.

The blended mobile ARPU recorded in the 4Q05 was of R$27.2 (Annex XVIII). The post-paid ARPU was of R$43.2 and the pre-paid ARPU was of R$20.8.

Brasil Telecom’s net revenue reached R$2,591.9 million in 4Q05, 0.6% greater than 3Q05’s. In 2005, net revenue amounted to R$10,138.7 million, a 11.8% increase in comparison to 2004 (Annex V).

COSTS AND EXPENSES

In 4Q05, operating costs and expenses amounted to R$2,952.5 million, compared to R$2,492.7 million in 3Q05. The main items that determined such performance were: provisions for contingencies (+400.4%), provisions for doubtful accounts (+51.8%), other (+58.1%), materials (+44.3%), marketing and advertising (+35.0%), and interconnection (-12.0%) . Operating costs and expenses totaled R$10,101.2 million in 2005, against R$7,963.4 million in the previous year, a 26.8% increase. This increase can be explained partially by Brasil Telecom’s mobile operation during 12 months, as opposed to 2 months in 2004 and by the extraordinary adjustments of R$642.3 million (Annex VI).

At the end of the 4Q05, 5,803 employees worked in Brasil Telecom’s wireline segment, against 5,784 employees in the previous quarter. Brasil Telecom GSM ended the 4Q05 with 1,609 employees, against 971 in the 3Q05. By the end of December, Brasil Telecom has 6,872 employees, an increase of 1.7% in comparison with September.

Total personnel costs and expenses reached R$160.9 million, a 0.3% reduction as compared to the previous quarter. In 2005, costs and expenses with personnel amounted to R$634.5 million, 48.2% larger than 2004. A portion of this variation is explained by a change in the booking of profit sharing which, in 2004, was booked after EBITDA, by the Collective Labor Agreement in effect as of January 2005, which implicated an average salary readjustment of 6.0% and by an increase in the number of employees. By adjusting the costs and expenses with personnel by the same criteria, there was a 30.5% increase in comparison to 2004. This variation is due to the fact that until October 2004, BrT GSM capitalized its operating costs and expenses, once it was still in pre-operating phase. Thus, in 2004, BrT GSM’s payroll corresponded to 2 months.

Costs and expenses with subcontracted services, excluding interconnection costs and marketing and advertising expenses, totaled R$610.4 million in the 4Q05, exceeding by

5.0% the costs and expenses reported in the previous quarter. The variation of costs and expenses in the 4Q05 in comparison to the 3Q05 is explained by the following items:

  R$12.0 million increase in plant maintenance costs and expenses;
  R$6.0 million increase in sale commissions for Brasil Telecom GSM’s mobile handsets, where there was a 116.6% increase in post-paid handsets sold;
  R$8.6 million increase referring to the growth in post-paid handsets sales, which result in a compensation for Brasil Telecom GSM’s dealers in the amount of the price difference between post-paid and pre-paid handsets. Initially, all handsets are sold to the dealers as pre-paid, when the handset is sold as post-paid, Brasil Telecom subsidies the price difference. Since in 4Q05 there was an increase of post-paid handsets sale, the difference paid to dealers increased in comparison to the previous quarter;
  R$5.1 million increase in Brasil Telecom GSM’s sale spots due to the increase of sales in Christmas;
  R$5.2 million increase regarding call center services, due to a 5% readjustment in October, 2005; and
  R$16.1 million reduction in corporate and legal consulting expenses, even considering Brasil Telecom’s expenses with the change in management.

In 2005, costs and expenses with subcontracted services, excluding interconnection costs, advertising and marketing expenses, totaled R$2,222.6 million, 40.8% greater than in 2004. A large portion of this increase is explained by the mobile operating costs, such as call center services, commissions to sales representatives and stores, among others. Furthermore, there were more legal and corporate consulting expenses during 2005.

In the 4Q05, interconnection costs amounted to R$514.6 million, a 12.0% reduction in comparison to 3Q05. Such performance reflects BrT GSM’s gain in scale. Interconnection costs in 2005 totaled R$2,275.8 million, against R$2,298.9 million in 2004, a 1.0% reduction.

Advertising and marketing expenses amounted to R$64.0 million in 4Q05, a 35.0% increase in comparison to 3Q05, due to Christmas campaigns. In 2005, advertising and marketing expenses totaled R$232.6 million, against R$133.6 million in 2004, a 74.1% increase explained by the mobile operation, which, in 2005 amounted to R$128.1 million, against R$24.2 million in 2004.

Losses from Accounts Receivable as a percentage of gross revenue in the 4Q05 were of 4.1%, against 2.8% in the 3Q05. Losses from accounts receivable totaled R$157.4 million in the 4Q05, exceeding by 51.8% the provisions in previous quarter. In December, Brasil Telecom made additional provisions amounting to R$74 million regarding risks of losses in client’s bills subject to co-billing procedures. On the other hand, the normalization of the postal services, which had a negative effect in 3Q05, had a positive impact in the 4Q05.

In the 4Q05, provisions for contingencies totaled R$335.0 million, an increase of R$268.1 million as compared to the 3Q05, of which, (i) R$198 million refer to probable risks of social security and labor legal proceedings, as well as administrative proceedings and (ii) R$77 million refer to write-off of tax credits, in particular of the ICMS (Value Added) tax levied on supplies used in the maintenance of BrT’s fixed telephone plant and on electric energy consumption.

Costs and expenses with materials totaled R$165.0 million in 4Q05, a 44.3% increase in comparison to 3Q05. In 2005, these costs and expenses amounted to R$477.1 million, a 128.5% increase in comparison to the previous year. Most of the increase refer to Brasil Telecom GSM’s costs and expenses with materials.

Other operating costs and expenses totaled R$271.8 million in the 4Q05, a 58.1% increase in comparison to 3Q05. In 4Q05, additional costs and expenses operating amounted to R$210 million, of which, R$171 million refer to adjustments in the actuarial calculation of retirement plan obligations of Fundação BrT Prev (“Fundação BrT”), by virtue of the adjustment of its mortality table and R$39.4 million were booked due to the deduction in interconnection costs and to the decision rendered by Anatel, which alters the calculation basis of FUST (Fund for the Universalization of Telecommunications Services). In 2005, these costs totaled R$654.9 million, 252.2% superior than 2004’s.

EBITDA

Brasil Telecom’s consolidated EBITDA was of R$312.9 million in the 4Q05 (Annex VIII). Consolidated EBITDA margin reached 12.1% in 4Q05, mainly affected by the extraordinary adjustments, which amounted to R$559 million. If the non recurring effects registered in 4Q05 were excluded, the EBITDA would have reached R$871.8 million, which represents an EBITDA margin of 33.6%, a 1.5 p.p. increase in comparison to 3Q05 (also adjusted by the extraordinary provisions for the pension funds, which amounted to R$83.3 million) (Annex VIII).

Brasil Telecom’s consolidated EBITDA in 2005 reached R$2.709.4 million (Annex I). Consolidated EBITDA margin reached 26.7% against a 39.3% margin in 2004. If the extraordinary effects registered in 2005 were excluded, EBITDA would have reached R$3,351.7 million, which represent an EBITDA margin of 33.1% .

FINANCIAL RESULT

In the 4Q05, Brasil Telecom recorded a negative consolidated financial result of R$677.1 million, which included R$479.1 million of Interest on Shareholders’ Equity, paid as of January 13, 2006 (Annex XIII). If the Interest on Shareholders’ Equity is excluded, the financial result for 4Q05 would amount to expenses of R$198.0 million, 166.8% higher than the previous quarter. More than half of this difference is explained by extraordinary adjustments made on 4Q05.

In 2005, Brasil Telecom recorded a negative consolidated financial result of R$1,161.9 million, which included R$774.5 million of Interest on Shareholders’ Equity (Annex XIII). If the Interest on Shareholders’ Equity is excluded, the financial result in 2005 would amount to expenses of R$387.4 million, compared to expenses of R$399.8 million registered in 2004 and in accordance with the same criteria.

OTHER ITEMS

In the 4Q05, Brasil Telecom amortized R$31.0 million of goodwill in connection with the acquisition of CRT (with no impact on cash flows and dividend distributions), which was accounted for as non-operational expense (Annex I).

NET EARNINGS

Net loss totaled R$118.6 million in the 4Q05 (-R$0.3257/1,000 shares) (Annex I). Net loss/ADR in the period was of US$0.6958.

In 2005, Brasil Telecom registered a net loss of R$29.6 million (-R$0.0812/1,000 shares) against a net income of R$252.2 million in 2004 (R$0,7005/1,000 shares). Such performance can be explained by the extraordinary adjustments made in 2005 and by Brasil Telecom GSM’s performance, which began its operations in the last quarter of 2004 and has not yet reached its maturity.

INDEBTEDNESS

At the end of December, 2005, Brasil Telecom’s consolidated total debt was of R$4,569.1 million, 5.9% higher than the amount recorded at the end of September (Annex X). As of December, 73.7% of the total debt corresponded to long-term debt (Annex XI). Consolidated net debt totaled R$1,955.3 million, a 0.6% increase as compared to the previous quarter (Annex X).

On November 8, 2005, BNDES approved the issuance of R$252 million. This tranche is part of the debt raised with BNDES in 2004. Of the total amount 85% were issued in TJLP +5.5% p.a. with the remainder issued in Currency Basket + 5.5% p.a.

At the end of December 2005, the foreign-currency-denominated debt totaled R$1,278.1 million, of which R$573.5 million were denominated in US dollars, R$272.6 million in currency basket and R$431.9 million in Yens (Annex X). On December 31, 2005, 59.8% of our debt affected by exchange rate variation was hedged against exchange rate risk. Of our total debt excluding hedge adjustments, 12.2% was exposed to exchange rate variations.

Brasil Telecom’s consolidated debt had a year-to-date cost equivalent to 12.7% p.a., or 67.0% of the Domestic Interbank Rate.

At the end 2005, Brasil Telecom’s financial leverage ratio, represented by the ratio of its net debt and shareholders’ equity, was equal to 37.3%, against 24.2% in 2004.

CAPEX

Brasil Telecom’s CAPEX totaled R$782.8 million in the 4Q05, of which R$585.2 million were invested in the fixed-line network and R$197.6 million in the mobile network (Annex IX). In comparison to 3Q05, fixed line investments increased 45.3% due, mainly, by the fulfillment of regulatory demands. On the mobile telephony, there was a 180.8% increase in comparison to 3Q05 due, basically, to the expansion of the network in the Central Western and Northern Regions and in Rio Grande do Sul state, besides improvements in Paraná state’s network and restoration of stores.

Brasil Telecom’s CAPEX totaled R$1,978.1 million in 2005, a 31.0% reduction in comparison to 2004, due, mainly, to the mobile network build up and to the acquisitions made in that period. Excluding the amounts used in the acquisitions, fixed line investments amounted to R$1,492.5 million in 2005, a 22.8% increase in comparison to 2004, due to the regulatory requirements (PGMU, TAI – Customer Care Time Ratio and migration to from 7 to 8 digit phone numbers) and to the duplication of the ADSL plant. Investments in mobile telephony reached R$441.3 million in 2005, a 62.5% reduction in comparison to 2004.

Brasil Telecom acquired a 25.6% stake in iG’s capital stock in 2005, which corresponded to R$44.3 million. 2005’s CAPEX was 90.7% smaller than in 2004, when the acquisitions of 80.1% of Vant and MetroRED’s capital stock and 63% of iG’s capital stock occured.

STOCK MARKET

Table 1: Stock Market Performance

	Closing Price as	Performance

	of Dec 29, 2005	In 4Q05	In 12	In 24
			months	months

Common Shares (BRTP3) (in R$/1,000 shares)	23.76	-25.9%	-1.2%	46.6%
Preferred Shares (BRTP4) (in R$/1,000 shares)	17.20	-5.7%	-0.4%	-6.6%
ADR (BRP) (in US$/ADR)	37.60	-7.8%	12.0%	17.0%
Ibovespa (points)	33,456	5.9%	27.7%	50.5%
Itel (points)	952	10.7%	3.5%	7.2%
IGC (points)	3,659	11.8%	43.8%	98.3%
Dow Jones (points)	10,785	2.0%	-0.1%	3.5%

Graph 7: Stock Market Performance in the 4Q05 – Bovespa and NYSE
(Base 100 = September 30, 2005)

Table 2: Theoretical Portfolio Participation – January / April

	Ibovespa	Itel	IGC

BRTP3	0.604%	3.998%	0.390%
BRTP4	0.906%	12.477%	1.218%

SHAREHOLDING STRUCTURE

Table 3: Shareholding Breakdown

Dec / 05	Common Shares	%	Preferred Shares	%	Total Shares	%

Solpart Participações S.A.	68,356,160,984	51.0%	-	0.0%	68,356,160,984	18.8%
ADR	-	0.0%	164,803,180,000	71.7%	164,803,180,000	45.3%
Tesouraria	1,480,800,000	1.1%	-	0.0%	1,480,800,000	0.4%
Outros	64,194,727,219	47.9%	65,134,345,684	28.3%	129,329,072,903	35.5%

Total	134,031,688,203	100.0%	229,937,525,684	100.0%	363,969,213,887	100.0%

Sep / 05	Common Shares	%	Preferred Shares	%	Total Shares	%

Solpart Participações S.A.	68,356,160,984	51.0%	-	0.0%	68,356,160,984	18.8%
ADR	-	0.0%	159,615,680,000	69.4%	159,615,680,000	43.9%
Tesouraria	1,480,800,000	1.1%	-	0.0%	1,480,800,000	0.4%
Outros	64,194,727,219	47.9%	70,321,845,684	30.6%	134,516,572,903	37.0%

Total	134,031,688,203	100.0%	229,937,525,684	100.0%	363,969,213,887	100.0%

CORPORATE GOVERNANCE

On November 2005, the Corporate Governance Structure was created. The main responsibilities of the officer are to facilitate the relationship and communication among the Board of Directors, shareholders and executive officers; to observe the accomplishment of good corporate governance practices; and to improve governance regulations which Brasil Telecom is subject to.

In Brasil Telecom Participações S.A.’s Extraordinary General Shareholders Meeting held on January 12, 2006, the shareholders resolved to appoint new members for the Company’s Fiscal Council, which started to count on the following members:

Effective	Alternate

José Arthur Escodro	Hiram Bandeira Pagano Filho
Rosalia Maria Tereza Sergi Agati Camello	Klítia Valeska Bicalho
Jorge Michel Lepeltier	Flávio Stamm
Fábio Takyi Sekiguchi	Ricardo Soares Augusto Campos

In Brasil Telecom Participações S.A.’s Extraordinary General Shareholders Meeting held on January 31, 2006, the shareholders appointed Mr. Ricardo Ferraz Torres as effective member of the Board of Directors, to fill a vacant position, previously occupied by Mr. Fábio de Oliveira Moser. The Company’s Board of Directors now presents the following formation:

Effective	Alternate

Sergio Spinelli Silva Junior (Chairman)	Renato Carvalho do Nascimento
Pedro Paulo Elejalde de Campos	Alberto Ribeiro Güth
Elemér André Surányi	Vacant
Kevin Michael Altit	Vacant
Lênin Florentino de Faria	Adriana Duarte Chagastelles
Ricardo Ferraz Torres	Frederico Cavalcanti

RECENT DEVELOPMENTS

On February 2006, Brasil Telecom reduced its work force by 12%. This measure was taken in light of the Company’s restructuring, which seeks to maximize its efficiency.

The Company’s senior management has set priorities in mitigating fixed voice revenues erosion, growing corporate data and mobile revenues, while focusing on improving its operations and reducing its costs.

COMING EVENTS

Conference Call and Webcast: 4Q05 Results
Connection number: (+1 973) 935-2408
Access Code: 7033563 Link: http://www.brasiltelecom.com.br/ir/
Date: February 23 (Thursday)
Time: 10 a.m. (New York time)

FINANCIAL STATEMENTS

BRASIL TELECOM PARTICIPAÇÕES S.A.

Annex I: Consolidated Income Statement

R$ Million	4Q04	3Q05	4Q05	Quarter	12M04	12M05	Year

GROSS REVENUES	3,502.0	3,766.7	3,809.4	1.1%	12,763.4	14,687.2	15.1%
Fixed Telephony	3,040.1	3,085.9	3,004.3	-2.6%	11,438.1	12,031.4	5.2%
Local Service	1,262.5	1,308.4	1,275.4	-2.5%	4,710.8	5,006.2	6.3%
Public Telephony	123.2	140.1	145.6	3.9%	478.8	496.8	3.8%
Long Distance Service	444.9	442.1	399.0	-9.7%	1,723.7	1,717.0	-0.4%
Fixed-Mobile Calls	854.4	849.3	824.5	-2.9%	3,100.2	3,373.1	8.8%
Interconnection	178.1	145.3	148.4	2.1%	731.3	633.6	-13.4%
Lease of Means	66.7	79.7	84.5	6.1%	239.1	307.8	28.7%
Supplementary and Value Added Services	100.7	112.3	117.0	4.2%	421.0	459.4	9.1%
Other	9.7	8.7	9.7	11.1%	33.2	37.5	12.8%
Mobile Telephony	87.9	182.3	252.4	38.5%	87.9	732.3	N.A.
Data Transmission	374.0	498.5	552.8	10.9%	1,237.4	1,923.5	55.4%

Deductions	(1,036.0)	(1,190.4)	(1,217.5)	2.3%	(3,698.6)	(4,548.6)	23.0%
NET REVENUES	2,466.1	2,576.3	2,591.9	0.6%	9,064.9	10,138.7	11.8%

COSTS & OPERATING EXPENSES	(1,699.1)	(1,831.7)	(2,279.0)	24.4%	(5,499.4)	(7,429.3)	35.1%
Personnel	(125.3)	(161.4)	(160.9)	-0.3%	(428.2)	(634.5)	48.2%
Materials	(137.3)	(114.3)	(165.0)	44.3%	(208.7)	(477.1)	128.5%
Subcontracted Services	(486.3)	(581.5)	(610.4)	5.0%	(1,578.4)	(2,222.6)	40.8%
Interconnection	(647.2)	(584.5)	(514.6)	-12.0%	(2,298.9)	(2,275.8)	-1.0%
Advertising and Marketing	(53.5)	(47.4)	(64.0)	35.0%	(133.6)	(232.6)	74.1%
Provisions and Losses	(256.4)	(170.7)	(492.4)	188.5%	(665.7)	(931.8)	40.0%
Other	7.1	(171.9)	(271.8)	58.1%	(186.0)	(654.9)	252.2%

EBITDA	767.0	744.6	312.9	-58.0%	3,565.4	2,709.4	-24.0%
Depreciation and Amortiwation	(639.4)	(661.1)	(673.5)	1.9%	(2,463.9)	(2,672.0)	8.4%

OPERATING PROFIT BEFORE FINANCIAL
RESULT	127.6	83.6	(360.7)	N.A.	1,101.5	37.4	-96.6%

Financial Result	(356.9)	(74.2)	(677.1)	N.A.	(793.4)	(1,161.9)	46.4%
Financial Revenues	205.2	213.5	105.2	-50.7%	616.9	850.5	37.9%
Financial Expenses	(324.4)	(287.7)	(303.2)	5.4%	(1,016.7)	(1,237.9)	21.8%
Interest on Shareholders' Equity	(237.8)	-	(479.1)	N.A.	(393.6)	(774.5)	96.8%

OPERATING PROFIT AFTER FINANCIAL
RESULT	(229.3)	9.4	(1,037.8)	N.A.	308.1	(1,124.5)	N.A.

Non-Operating Revenues (Expenses)	9.9	(35.6)	(40.4)	13.4%	(168.0)	(146.6)	-12.8%
Goodwill Amortiwation - CRT Acquisition	(31.0)	(31.0)	(31.0)	0.0%	(124.0)	(124.0)	0.0%
Other	40.9	(4.6)	(9.4)	103.4%	(44.0)	(22.5)	-48.8%

EARNINGS BEFORE INCOME AND SOCIAL
CONTRIBUTION TAXES	(219.4)	(26.2)	(1,078.2)	N.A.	140.0	(1,271.0)	N.A.

Income and Social Contribution Taxes	51.0	(24.9)	392.3	N.A.	(120.9)	373.1	N.A.

EARNINGS BEFORE PROFIT SHARING	(168.4)	(51.1)	(685.9)	N.A.	19.1	(897.9)	N.A.

Profit Sharing	(14.8)	-	(0.0)	N.A.	(58.1)	(0.0)	N.A.

Minority Interest	(13.0)	26.0	88.2	239.1%	(102.4)	93.9	N.A.

EARNINGS BEFORE REVERSION OF
INTEREST ON SHAREHOLDERS' EQUITY	(196.2)	(25.1)	(597.7)	N.A.	(141.4)	(804.1)	468.7%

Reversion of Interest on Shareholders' Equity	237.8	-	479.1	N.A.	393.6	774.5	96.8%

NET EARNINGS	41.6	(25.1)	(118.6)	371.9%	252.2	(29.6)	N.A.

Annex II: Consolidated Balance Sheet

R$ Million	Dec/04	Dec/05

CURRENT ASSETS	6,742.1	6,431.0

Cash and Equivalents	3,226.6	2,613.8
Accounts Receivables (Net)	2,111.6	2,152.8
Deferred and Recoverable Taxes	841.5	1,276.7
Other Recoverable Amounts	326.9	233.8
Inventory	174.0	83.0
Other	61.5	70.9

LONG TERM ASSETS	1,647.4	2,346.3

Loans and Financing	126.5	106.3
Deferred and Recoverable Taxes	957.1	1,512.3
Other	563.8	727.6

PERMANENT ASSETS	10,332.4	9,425.5

Investment (Net)	519.2	423.4
Property, Plant and Equipment (Net)	8,887.0	8,220.0
Property, Plant and Equipment (Gross)	24,608.1	26,145.4
Accumulated Depreciation	(15,721.1)	(17,925.4)
Deferred Assets (Net)	926.3	782.1

TOTAL ASSETS	18,721.9	18,202.8

CURRENT LIABILITIES	4,613.4	5,429.4

Loans and Financing	856.6	1,201.7
Suppliers	1,769.8	1,787.9
Taxes and Contributions	822.0	1,035.6
Dividends Payable	436.2	499.8
Provisions	357.1	382.1
Salaries and Benefits	137.5	142.7
Consignment for Third Parties	114.4	207.6
Authorization for Services Exploration	44.1	55.5
Other	75.8	116.5

LONG TERM LIABILITIES	5,717.7	5,641.5

Loans and Financing	3,851.6	3,367.4
Provisions	886.5	1,354.8
Taxes and Contributions	697.9	635.2
Authorization for Services Exploration	261.5	252.3
Other	20.2	31.9

DEFERRED INCOME	74.0	84.6

MINORITY INTEREST	2,188.3	1,801.2

SHAREHOLDERS' EQUITY	6,128.5	5,246.0

Capital Stock	2,568.2	2,596.3
Capital Reserves	337.2	309.2
Profit Reserves	879.6	282.7
Retained Earnings	2,364.3	2,078.7
Treasury Shares	(20.8)	(20.8)

TOTAL LIABILITIES	18,721.9	18,202.8

Annex III - Consolidated Balance Sheet - Holding

R$ Million	Dec/04	Dec/05

CURRENT ASSETS	1,191.0	1,263.8

Cash and Equivalents	828.8	883.7
Deferred Taxes	105.7	154.2
Other Recoverable Amounts	0.6	0.4
Dividends / Interest on Shareholders' Equity Receivable	250.2	220.7
Other	5.6	4.9

LONG TERM ASSETS	1,390.6	1,021.5

Loans and Financing	1,164.8	720.4
Deferred and Recoverable Taxes	223.5	284.6
Other	2.3	16.5

PERMANENT ASSETS	4,366.3	3,746.3

Investment (Net)	4,364.9	3,745.0
Property, Plant and Equipment (Net)	1.2	1.2
Property, Plant and Equipment (Gross)	57.2	57.4
Accumulated Depreciation	(55.9)	(56.2)
Deferred Assets (Net)	0.1	0.1

TOTAL ASSETS	6,947.8	6,031.6

CURRENT LIABILITIES	516.0	738.4

Loans and Financing	213.8	280.0
Suppliers	0.3	1.4
Taxes and Contributions	22.8	59.6
Dividends Payable	275.2	343.9
Salaries and Benefits	3.4	0.07
Consignment for Third Parties	0.2	52.9
Other	0.3	0.5

LONG TERM LIABILITIES	295.7	43.1

Loans and Financing	259.4	0.1
Taxes and Contributions	32.9	38.6
Other	3.4	4.4

SHAREHOLDERS' EQUITY	6,136.1	5,250.1

Capital Stock	2,568.2	2,596.3
Capital Reserves	337.2	309.2
Profit Reserves	879.6	282.7
Retained Earnings	2,371.9	2,082.8
Treasury Shares	(20.8)	(20.8)

TOTAL LIABILITIES	6,947.8	6,031.6

Annex IV: Cash Flow

R$ Million		12M04	12M05	Year

OPERATING ACTIVITIES
(+)	Net Income of the Period	252.2	(29.6)	N.A.
(+)	Minority Participation	102.4	(93.9)	N.A.
(+)	Items with no Cash Effects	4,197.9	5,402.1	28.7%
	Depreciation and Amortization	2,588.7	2,797.9	8.1%
	Losses with Accounts Receivable from Services	353.8	328.8	-7.1%
	Provision for Doubtful Accounts	56.6	120.5	112.8%
	Provision for Contingencies	255.3	482.5	89.0%
	Provision for Pension Funds	31.1	266.2	755.1%
	Deferred Taxes	290.2	796.7	174.6%
	Result from the Write-off of Permanent Assets	56.0	27.9	-50.2%
	Financial Expenses	553.9	583.9	5.4%
	Gains/Losses in Investments	12.3	(2.4)	N.A.
(-)	Equity Changes	1,388.9	2,365.0	70.3%
(=)	Cash Flow from Operating Activities	3,163.7	2,913.7	-7.9%

INVESTMENT ACTIVITIES
	Financial Investments	3.4	0.5	-85.3%
	Investment Suppliers	765.6	26.2	-96.6%
	Funds from Sales of Permanent Assets	7.4	3.6	-51.3%
	Investments in Permanent Assets	(2,754.6)	(1,954.7)	-29.0%

(=)	Cash Flow from Investment Activities	(1,978.2)	(1,924.4)	-2.7%

FINANCING ACTIVITIES
	Dividens/Interests on Shareholders' Equity paid in the Period	(258.1)	(874.2)	238.7%
	Loans and Financing	366.7	(679.8)	N.A.
	Loans Obtained	2,427.0	522.7	-78.5%
	Loans Paid	(1,619.1)	(724.9)	-55.2%
	Interest Paid	(441.1)	(477.6)	8.3%
	Increases in Shareholders' Equity	19.5	5.2	-73.6%
	Other Financing Flows	(43.7)	(53.3)	22.1%
(=)	Cash Flow from Financing Activities	84.5	(1,602.2)	N.A.

CASH FLOW OF THE PERIOD		1,269.9	(612.8)	N.A.

	Cash and Cash Equivalents - current balance	3,226.6	2,613.8	-19.0%
	Cash and Cash Equivalents - previous balance	1,956.7	3,226.6	64.9%
	Variation in Cash and Cash Equivalents	1,269.9	(612.8)	N.A.

	OPERATING CASH FLOW	3,163.7	2,913.7	-7.9%
(-)	Investments on Permanent Assets (includes Investment Suppliers)	(1,978.2)	(1,924.4)	-2.7%
(-)	Interest Paid	(441.1)	(477.6)	8.3%

(=)	FREE CASH FLOW	744.3	511.7	-31.2%

Annex V: Consolidated Operating Gross Revenue

R$ Million	4Q04	3Q05	4Q05	Δ Quarter	12M04	12M05	Δ 12 Months

GROSS REVENUES	3,502.0	3,766.7	3,809.4	1.1%	12,763.4	14,687.2	15.1%

FIXED TELEPHONY	3,040.1	3,085.9	3,004.3	-2.6%	11,438.1	12,031.4	5.2%
Local Service	1,262.5	1,308.4	1,275.4	-2.5%	4,710.8	5,006.2	6.3%
Activation	7.3	4.9	3.7	-25.1%	33.5	23.4	-30.2%
Basic Subscription	832.2	916.0	915.9	0.0%	3,110.0	3,529.1	13.5%
Measured Service	402.0	369.5	339.2	-8.2%	1,474.5	1,380.6	-6.4%
Lease of Facilities	0.4	0.4	0.4	9.2%	1.6	1.5	-6.2%
Other	20.5	17.5	16.2	-7.6%	91.1	71.6	-21.4%

Public Telephony	123.2	140.1	145.6	3.9%	478.8	496.8	3.8%

Long Distance Service	444.9	442.1	399.0	-9.7%	1,723.7	1,717.0	-0.4%
Intra-Region	358.4	348.7	315.1	-9.6%	1,477.2	1,365.3	-7.6%
Inter-Region	74.3	81.1	73.1	-9.9%	214.8	302.6	40.9%
International / Borderline	12.1	12.3	10.8	-12.1%	31.6	49.2	55.4%

Inter-Network Calls	854.4	849.3	824.5	-2.9%	3,100.2	3,373.1	8.8%
VC-1	553.4	540.7	517.4	-4.3%	2,180.9	2,099.5	-3.7%
VC-2	183.7	174.5	166.7	-4.5%	613.8	725.4	18.2%
VC-3	115.4	130.9	136.9	4.6%	303.0	535.8	76.8%
International	2.0	3.1	3.5	11.4%	2.4	12.3	404.2%

Interconnection	178.1	145.3	148.4	2.1%	731.3	633.6	-13.4%
Fixed-Fixed	111.7	90.6	96.3	6.3%	468.0	397.1	-15.2%
Mobile-Fixed	66.4	54.7	52.1	-4.8%	263.3	236.6	-10.1%

Lease of Means	66.7	79.7	84.5	6.1%	239.1	307.8	28.7%

Supplementary and Value Added Services	100.7	112.3	117.0	4.2%	421.0	459.4	9.1%

Other	9.7	8.7	9.7	11.1%	33.2	37.5	12.8%

MOBILE TELEPHONY	87.9	182.3	252.4	38.5%	87.9	732.3	733.1%
Subscription	10.2	43.8	45.2	3.2%	10.2	167.8	1545.0%
Utilization	5.5	53.6	68.8	28.4%	5.5	209.7	3686.0%
Interconnection	2.1	10.4	17.5	67.5%	2.1	43.2	1950.5%
Other Services	0.4	5.0	5.0	-0.1%	0.4	12.2	3197.6%
Merchandise Sales (Handsets and Accessories)	69.7	69.4	115.8	66.9%	69.7	299.4	329.6%

DATA COMMUNICATIONS AND OTHER	374.0	498.5	552.8	10.9%	1,237.4	1,923.5	55.4%
Fixed	373.7	488.9	540.3	10.5%	1,237.1	1,899.5	53.5%
Mobile	0.3	9.6	12.4	28.9%	0.3	23.9	N.A.

Deductions	(1,036.0)	(1,190.4)	(1,217.5)	2.3%	-3,698.6	-4,548.6	23.0%
NET REVENUES	2,466.1	2,576.3	2,591.9	0.6%	9,064.9	10,138.7	11.8%

Annex VI: Consolidated Operating Costs and Expenses

R$ Million	4Q04	3Q05	4Q05	Δ Quarter	12M04	12M05	Δ 12 Months

NET REVENUES	2,466.1	2,576.3	2,591.9	0.6%	9,064.9	10,138.7	11.8%

Costs	(1,622.1)	(1,636.7)	(1,652.7)	1.0%	(5,823.9)	(6,520.6)	12.0%
Personnel	(32.2)	(39.4)	(45.2)	14.8%	(120.2)	(160.7)	33.7%
Materials	(113.4)	(104.6)	(152.8)	46.0%	(180.3)	(431.6)	139.4%
Subcontracted Services	(831.2)	(794.1)	(741.4)	-6.6%	(2,959.7)	(3,102.8)	4.8%
Interconnection	(647.2)	(584.5)	(514.6)	-12.0%	(2,298.9)	(2,275.8)	-1.0%
Other	(184.0)	(209.7)	(226.8)	8.2%	(660.7)	(827.0)	25.2%
Depreciation and Amortization	(559.6)	(564.0)	(568.3)	0.8%	(2,180.0)	(2,273.2)	4.3%
Other	(85.6)	(134.5)	(145.1)	7.8%	(383.8)	(552.3)	43.9%

GROSS PROFIT	844.0	939.6	939.1	0.0%	3,241.0	3,618.1	11.6%

Sales Expenses	(257.4)	(304.7)	(344.6)	13.1%	(675.6)	(1,207.0)	78.7%
Personnel	(46.9)	(62.4)	(65.6)	5.2%	(146.4)	(250.7)	71.2%
Materials	(22.5)	(6.5)	(8.5)	29.5%	(23.8)	(31.1)	30.8%
Subcontracted Services	(178.4)	(230.1)	(264.5)	15.0%	(488.2)	(901.6)	84.7%
Advertising and Marketing	(53.5)	(47.4)	(64.0)	35.0%	(133.6)	(232.6)	74.1%
Other	(124.9)	(182.7)	(200.6)	9.8%	(354.6)	(669.1)	88.7%
Depreciation and Amortization	(3.1)	(4.2)	(4.1)	-1.5%	(7.2)	(16.5)	129.2%
Other	(6.6)	(1.5)	(1.9)	25.2%	(10.0)	(7.1)	-29.1%

General and Administrative Expenses	(189.9)	(215.3)	(191.8)	-10.9%	(630.4)	(822.9)	30.5%
Personnel	(36.8)	(48.1)	(41.2)	-14.3%	(133.6)	(180.9)	35.4%
Materials	(0.7)	(2.4)	(3.3)	38.2%	(2.6)	(12.3)	378.7%
Subcontracted Services	(140.6)	(154.3)	(136.6)	-11.5%	(453.3)	(581.0)	28.2%
Depreciation and Amortization	(7.6)	(6.4)	(6.6)	3.2%	(25.9)	(29.1)	12.4%
Other	(4.3)	(4.1)	(4.1)	-0.1%	(15.0)	(19.5)	29.9%

Information Technology	(106.8)	(114.9)	(129.9)	13.0%	(354.0)	(465.6)	31.5%
Personnel	(9.5)	(11.5)	(8.8)	-23.4%	(28.0)	(42.2)	50.8%
Materials	(0.7)	(0.8)	(0.4)	-47.9%	(2.2)	(2.1)	-1.0%
Subcontracted Services	(36.8)	(34.9)	(46.5)	33.3%	(109.7)	(145.5)	32.6%
Depreciation and Amortization	(53.8)	(61.6)	(66.8)	8.4%	(187.4)	(250.4)	33.6%
Other	(5.9)	(6.1)	(7.4)	20.3%	(26.8)	(25.4)	-5.1%

Provisions and Losses	(256.4)	(170.7)	(492.4)	188.5%	(665.7)	(931.8)	40.0%
Doubtful Accounts	(129.5)	(103.7)	(157.4)	51.8%	(410.3)	(449.3)	9.5%
Contingencies	(127.0)	(66.9)	(335.0)	400.4%	(255.3)	(482.5)	89.0%

Other Operating Revenues (Expenses)	94.1	(50.5)	(141.1)	179.5%	186.2	(153.4)	-182.4%
Goodwill Amortization	(15.3)	(24.9)	(27.7)	11.4%	(63.5)	(102.8)	61.9%
Other	109.4	(25.6)	(113.4)	342.7%	249.7	(50.6)	-120.3%

OPERATING PROFIT BEFORE FINANCIAL RESULTS	127.6	83.6	(360.7)	N.A.	1,101.5	37.4	-96.6%

R$ Million	4Q04	3Q05	4Q05	Δ Quarter	12M04	12M05	Δ 12 Meses

COSTS AND OPERATING EXPENSES	(2,338.5)	(2,492.7)	(2,952.5)	18.4%	(7,963.4)	(10,101.2)	26.8%
Personnel	(125.3)	(161.4)	(160.9)	-0.3%	(428.2)	(634.5)	48.2%
Materials	(137.3)	(114.3)	(165.0)	44.3%	(208.7)	(477.1)	128.5%
Subcontracted Services	(486.3)	(581.5)	(610.4)	5.0%	(1,578.4)	(2,222.6)	40.8%
Interconnection	(647.2)	(584.5)	(514.6)	-12.0%	(2,298.9)	(2,275.8)	-1.0%
Advertising and Marketing	(53.5)	(47.4)	(64.0)	35.0%	(133.6)	(232.6)	74.1%
Provisions and Losses	(256.4)	(170.7)	(492.4)	188.5%	(665.7)	(931.8)	40.0%
Other	7.1	(171.9)	(271.8)	58.1%	(186.0)	(654.9)	252.2%
Depreciation and Amortization	(639.4)	(661.1)	(673.5)	1.9%	(2,463.9)	(2,672.0)	8.4%

Annex VII: EBITDA Margin – Gains and Losses

R$ Million	4Q04	Vertical	3Q05	Vertical	4Q05	Vertical

GROSS REVENUES	3,502.0	142.0%	3,766.7	146.2%	3,809.4	147.0%
Fixed Telephony	3,040.1	123.3%	3,085.9	119.8%	3,004.3	115.9%
Local Service	1,262.5	51.2%	1,308.4	50.8%	1,275.4	49.2%
Public Telephony	123.2	5.0%	140.1	5.4%	145.6	5.6%
Long Distance Service	444.9	18.0%	442.1	17.2%	399.0	15.4%
Fixed-Mobile Calls	854.4	34.6%	849.3	33.0%	824.5	31.8%
Interconnection	178.1	7.2%	145.3	5.6%	148.4	5.7%
Lease of Means	66.7	2.7%	79.7	3.1%	84.5	3.3%
Supplementary and Value Added Services	100.7	4.1%	112.3	4.4%	117.0	4.5%
Other	9.7	0.4%	8.7	0.3%	9.7	0.4%
Mobile Telephony	87.9	3.6%	182.3	7.1%	252.4	9.7%
Data Transmission	374.0	15.2%	498.5	19.4%	552.8	21.3%

Deductions	(1,036.0)	-42.0%	(1,190.4)	-46.2%	(1,217.5)	-47.0%
NET REVENUES	2,466.1	100.0%	2,576.3	100.0%	2,591.9	100.0%

COSTS & OPERATING EXPENSES	(1,699.1)	-68.9%	(1,831.7)	-71.1%	(2,279.0)	-87.9%
Personnel	(125.3)	-5.1%	(161.4)	-6.3%	(160.9)	-6.2%
Materials	(137.3)	-5.6%	(114.3)	-4.4%	(165.0)	-6.4%
Subcontracted Services	(486.3)	-19.7%	(581.5)	-22.6%	(610.4)	-23.6%
Interconnection	(647.2)	-26.2%	(584.5)	-22.7%	(514.6)	-19.9%
Advertising and Marketing	(53.5)	-2.2%	(47.4)	-1.8%	(64.0)	-2.5%
Provisions and Losses	(256.4)	-10.4%	(170.7)	-6.6%	(492.4)	-19.0%
Other	7.1	0.3%	(171.9)	-6.7%	(271.8)	-10.5%

EBITDA	767.0	31.1%	744.6	28.9%	312.9	12.1%

Annex VIII: Adjusted EBITDA

	3Q05	4Q05	Δ Quarter

Net Revenues	2,576.3	2,591.9	0.6%
EBITDA	744.6	312.9	-58.0%
EBITDA Margin	28.9%	12.1%	-16.8 p.p.

Extraordinary Items	83.3	559.0	571.1%

Contingencies with Risks with Legal Processes	-	197.8	N.A.
Actuarial Calculation Adjustment	83.3	171.1	105.4%
Fiscal Credit Write-off	-	76.9	N.A.
Co-billing agreement	-	73.8	N.A.
Others	-	39.4	N.A.

Adjusted EBITDA	827.9	871.8	5.3%
Adjusted EBITDA Margin	32.1%	33.6%	1.5 p.p.

Annex IX: CAPEX

R$ Million	4Q04	3Q05	4Q05	Quarter	12M04	12M05	Δ Year

Network Expansion	240.5	179.4	349.2	94.6%	571.6	789.0	-15.2%
Conventional Telephony	95.4	47.6	111.3	133.8%	179.7	256.5	-40.6%
Transmission Backbone	22.2	17.2	42.5	146.4%	49.2	79.4	-14.2%
Data Network	108.7	109.9	170.7	55.3%	300.0	411.5	13.2%
Intelligent Network	5.2	1.3	9.0	588.0%	26.3	15.4	-41.6%
Network Management Systems	2.9	1.0	12.9	1189.0%	4.3	15.5	261.0%
Other	6.0	2.3	2.9	23.6%	12.0	10.7	-10.5%
Network Operation	85.3	70.1	105.7	50.7%	270.2	292.2	8.1%
Public Telephony	0.9	0.9	1.3	54.3%	3.0	4.1	36.0%
Information Technology	106.0	44.5	78.8	77.3%	216.2	180.9	-16.3%
Expansion Personnel	19.1	21.5	22.1	2.8%	80.5	86.3	7.2%
Other	162.1	80.6	21.0	-74.0%	542.5	165.4	-69.5%
Expansion Financial Expenses	6.5	5.7	7.1	24.0%	8.0	19.0	138./0%

Total - Wireline Telephony	620.4	402.7	585.2	45.3%	1,692.0	1,536.8	-9./2%

R$ Million	4Q04	3Q05	4Q05	Δ Quarter	12M04	12M05	Δ Year

Brasil Telecom GSM	415.2	70.4	197.6	180.8%	1,099.6	441.3	-59.9%
Expansion Financial Expenses	2.7	-	-	N.A.	76.1	-	-100./0%

Total - Mobile Telephony	417.9	70.4	197.6	180.8%	1,175.7	441.3	-62./5%

			180.8%

Total Investment in Permanent Assets	1,038.3	473.1	782.8	65.5%	2,867.7	1,978.1	-31.0%

Annex X: Indebtedness

Debt (R$ Million)	Dec 2004	Sep 2005	Dec 2005	Δ Quarter	Δ Year

Short Term	856.6	1,056.7	1,201.7	13.7%	40.3%
In R$	724.0	872.9	991.3	13.6%	36.9%
In US$	54.4	25.9	36.4	40.5%	-33.1%
In Yen	4.0	42.8	45.8	7.1%	N.A.
In Currency Basket	50.4	55.5	70.8	27.5%	40.3%
Hadge Adjustment	23.8	59.6	57.4	-3.7%	141.2%
Long Term	3,851.6	3,256.0	3,367.4	3.4%	-12.6%
In R$	2,335.8	1,910.8	1,950.6	2.1%	-16.5%
In US$	626.8	508.0	537.1	5.7%	-14.3%
In Yen	561.4	381.2	386.1	1.3%	N.A.
In Currency Basket	225.2	178.8	201.9	12.9%	-10.3%
Hadge Adjustment	102.3	277.2	291.7	5.2%	185.2%
Total Debt	4,708.2	4,312.7	4,569.1	5.9%	-3.0%
(-) Cash	3,226.6	2,346.1	2,613.8	11.4%	-19.0%
Net Debt	1,481.6	1,966.6	1,955.3	-0.6%	32.0%

Annex XI: Indebtedness

					Balance (in R$ Million)
Dec/05	Currency	Annual Cost	Maturity	% Total

Short Term				26.3%	1,201.7
BNDES	R$	TJLP + 6.5%	dec/2007		16.0
BNDES	R$	TJLP + 5.85%	dec/2007		358.2
BNDES	R$	TJLP + 3.85%	oct/2007		83.3
BNDES	R$	Basket + 6.5%	dec/2007		31.0
BNDES	R$	Basket + 3.85%	nov/2007		10.6
Debentures	R$	TJLP + 4%	jul/2006		279.9
BNDES	R$	Basket + 5.5%	apr/2011		29.1
BNDES	R$	TJLP + 5.5%	apr/2011		192.6
BRDE	R$	IGP-M+12.0%	sep/2006		8.2
BB	R$	14%	jan/2008		5.1
BRB - GSM	R$	2.40%	Jan/2034		0.3
Debentures 3rd Public Issuance	R$	CDI + 1.0%	jul/2009		47.8
Bonds - US$ 200 MM	US$	9.38%	feb/2014		18.5
Financial Institutions I	US$	Lib6 + 2.5%	mar/2006		5.1
Financial Institutions II	US$	Lib6 + 0.5%	jul/2008-jul/2013		12.0
Financial Institutions III	Yen$	Jibor6 + 1.92%	mar/2011		45.4
Financial Institutions IV	Yen$	3.36%	feb/2009		0.5
Suppliers I	US$	Lib3 + 2.0%	jun/2007		0.5
Suppliers II	US$	1.75%	feb/2014		0.2
Suppliers III	US$	Lib3 + 2.0%	jun/2007		0.1
Hedge Adjustment					57.4
Long Term				73.7%	3,367.5
BNDES	R$	TJLP + 6.5%	dec/2007		15.7
BNDES	R$	TJLP + 5.85%	dec/2007		443.0
BNDES	R$	TJLP + 3.85%	oct/2007		80.2
BNDES	R$	Basket + 6.5%	dec/2007		30.5
BNDES	R$	Basket + 3.85%	nov/2007		10.4
BNDES	R$	Basket + 5.5%	apr/2011		161.0
BNDES	R$	TJLP + 5.5%	apr/2011		887.3
BB	R$	14%	Jan/2008		5.4
BRB - GSM	R$	2.4%	Jan/2034		15.9
BRB - Fixa	R$	2.4%	Jan/2034		3.1
Debentures 3rd Public Issuance	R$	CDI + 1.0%	jul/2009		500.0
Bonds - US$ 200 MM	US$	9.38%	feb/2014		468.1
Financial Institutions I	US$	Lib6 + 0.5%	jul/2008-jul/2013		44.1
Financial Institutions II	Yen$	Jibor6 + 1.92%	mar/2011		385.1
Financial Institutions III	Yen$	3.36%	feb/2009		1.1
Financial Institutions IV	US$	0.0%	dec/2015		23.3
Suppliers I	US$	Lib3 + 2.0%	jun/2007		0.2
Suppliers II	US$	1.75%	feb/2014		1.3
Suppliers III	US$	Lib3 + 2.0%	jun/2007		0.1
Hedge Adjustment					291.7
Total Debt				100.0%	4,569.1

Annex XII: Long Term Debt Amortization Schedule

Maturity	% Long Term Debt

2007	27.3%
2008	15.0%
2009	26.9%
2010	12.0%
2011	3.6%
2012 and after	15.2%

Annex XIII: Consolidated Financial Result

R$ Million	4Q04	3Q05	4Q05	Δ Quarter	12M04	12M05	Δ Year

Financial Revenue	205.2	213.5	105.2	-50.7%	616.9	850.5	37.9%
Local Currency	145.86	124.93	135.6	8.6%	516.36	580.6	12.4%
Foreign Currency	59.38	88.54	(30.4)	-134.3%	100.58	269.9	168.3%
Financial Expense	(324.4)	(287.7)	(303.2)	5.4%	(1,016.8)	(1,237.9)	21.8%
Local Currency	(212.8)	(150.8)	(285.5)	89.4%	(796.8)	(780.6)	-2.0%
Foreign Currency	(111.5)	(136.9)	(17.7)	-87.0%	(219.9)	(457.3)	107.9%
Interest on Shareholders' Equity	(237.8)	-	(479.1)	N.A.	(393.6)	(774.5)	96.8%

Financial Result	(356.9)	(74.2)	(677.1)	812.6%	(793.4)	(1,161.9)	46.5%

Annex XIV: Consolidated Accounts Receivable

	Mar/05	Jun/05	Sep/05	Dec/05

Total (R$ Million)	2,456.8	2,517.0	2,614.7	2,514.3
Due	63.3%	65.0%	63.2%	65.0%
Overdue (up to 30 days)	15.7%	15.6%	16.8%	15.8%
Overdue (between 31-60 days)	6.4%	5.8%	5.8%	5.2%
Overdue (between 61-90 days)	4.3%	3.5%	3.9%	3.3%
Overdue (over 90 days)	10.3%	10.1%	10.3%	10.7%

Annex XV: Traffic

TRAFFIC	4Q04	3Q05	4Q05	Δ Quarter	12M04	12M05	ΔYear

Exceeding local pulses (million)	2,772.5	2,329.9	2,181.5	-6.4%	10,803.6	9,289.0	-14.0%

Domestic long distance - DLD (million minutes)	1,436.5	1,263.4	1,190.7	-5.7%	6,232.3	5,127.6	-17.7%

Fixed-mobile (million minutes)	1,238.0	1,064.9	1,049.6	-1.4%	4,409.4	4,325.3	-1.9%

VC-1 (milhões minutos)	908.4	814.6	801.8	-1.6%	3,558.3	3,273.2	-8.0%
VC-2 (milhões minutos)	230.8	146.9	146.4	-0.3%	606.4	633.2	4.4%
VC-3 (milhões minutos)	98.8	103.3	101.4	-1.9%	244.7	419.0	71.2%

Annex XVI - Indicators

WIRELINE NETWORK	4Q04	3Q05	4Q05	Δ Quarter	Δ Year

Lines installed (thousand)	10,737.2	10,796.0	10,816.3	0.2%	0.7%
Additional lines installed (thousand)	11.8	(11.0)	20.3	N.A.	71.6%

Lines in service - LIS (thousand)	9,503.1	9,549.0	9,560.1	0.1%	0.6%
Residential (thousand)	6,444.9	6,184.7	6,102.9	-1.3%	-5.3%
Non-residential (thousand)	1,433.0	1,442.2	1,439.2	-0.2%	0.4%
Public phones (thousand)	295.9	295.8	296.9	0.4%	0.3%
Pre-paid (thousand)	297.1	314.9	313.8	-0.4%	5.6%
Hybrid (thousand)	408.3	691.0	783.0	13.3%	91.8%
Other (including PBX) (thousand)	623.9	620.4	624.4	0.6%	0.1%
Additional lines in service (thousand)	(101.2)	8.9	11.1	24.7%	N.A.
Average lines in service (thousand)	9,553.7	9,544.5	9,554.6	0.1%	0.0%

LIS/100 Inhabitants	22.4	22.4	22.3	-0.2%	-0.5%
Public Telephones/1,000 Inhabitants	7.0	6.9	6.9	-0.4%	-1.2%
Public Telephones/100 Lines Installed	2.8	2.7	2.7	-1.5%	-2.0%

Utilization rate	88.5%	88.4%	88.4%	0.0 p.p.	-0.1 p.p.

Digitalization rate	99.7%	100.0%	100.0%	0.0 p.p.	0.3 p.p.

Teledensity (LIS/100 inhabitants)	22.4	22.4	22.3	-0.2%	-0.5%

ADSL accesses in service (thousand)	535.5	892.2	1,013.9	13.6%	89.3%

PRODUCTIVITY	4Q04	3Q05	4Q05	Δ Quarter	Δ Year

# of employees - Fixed Telephony	5,800	5,784	5,803	0.3%	0.1%
Average # of employees	5,652	5,752	5,794	0.7%	2.5%
LIS/employee	1,638	1,651	1,647	-0.2%	0.5%

Gross revenue/average # of employees/month (R$ thousand)	179.3	178.8	172.9	-3.4%	-3.6%
EBITDA/average # of employees/month (R$ thousand)	45.2	43.2	18.0	-58.3%	-60.2%
Net earnings/average # of employees/month (R$ thousand)	2.5	(1.5)	(6.8)	368.5%	N.A.

Exceeding local pulses/average LIS/month	96.7	81.4	76.1	-6.5%	-21.3%
DLD minutes/average LIS/month	50.2	44.5	42.3	-4.9%	-15.6%
Fixed-mobile minutes/average LIS/month	41.2	37.5	36.9	-1.7%	-10.4%

Gross revenue/average LIS/month (R$)	106.1	107.8	104.8	-2.7%	-1.2%
EBITDA/average LIS/month (R$)	26.8	26.0	10.9	-58.0%	-59.2%
Net earnings/average LIS/month (R$)	1.5	(0.9)	(4.1)	371.4%	N.A.

PROFITABILITY	4Q04	3Q05	4Q05	Δ Quarter	Δ Year

EBITDA margin	31.1%	28.9%	12.1%	-16.8 p.p.	-19.0 p.p.

Net margin	1.7%	-1.0%	-4.6%	-3.6 p.p.	-6.3 p.p.

Return on equity - ROE	0.7%	-0.4%	-2.3%	-1.9 p.p.	-3.0 p.p.

CAPITAL STRUCTURE	4Q04	3Q05	4Q05	Δ Quarter	Δ Year

Cash and cash equivalents (R$ million)	3,227	2,346	2,614	11.4%	-19.0%

Total debt (R$ million)	4,708	4,313	4,569	5.9%	-3.0%
Short term debt	18.2%	24.5%	26.3%	1.8 p.p.	8.1 p.p.
Long term debt	81.8%	75.5%	73.7%	-1.8 p.p.	-8.1 p.p.

Net debt (R$ million)	1,482	1,967	1,955	-0.6%	32.0%

Shareholders' equity (R$ million)	6,128	5,717	5,246	-8.2%	-14.4%

Net debt/shareholders' equity	24.2%	34.4%	37.3%	2.9 p.p.	13.1 p.p.

BRASIL TELECOM GSM

Annex XVII: Income Statement

R$ Million	4Q04	3Q05	4Q05	Δ Quarter	12M04	12M05	Δ Year

GROSS REVENUES	102.3	255.3	340.4	33.3%	102.3	989.3	867.1%
Subscription	10.2	43.8	45.2	3.2%	10.2	167.8	1544.9%
Utilization	5.7	53.6	68.8	28.4%	5.7	209.7	3586.7%
Interconnection	16.0	73.9	93.1	26.0%	16.0	276.2	1622.9%
Other Revenues	0.4	5.0	5.1	1.0%	0.4	12.3	3212.6%
Data Transmission	0.3	9.6	12.4	28.5%	0.3	23.9	7295.3%
Merchandise Sales (Handsets and Accessorie	69.7	69.4	115.9	66.9%	69.7	299.4	329.6%
Deductions	(23.3)	(80.3)	(98.4)	22.6%	(23.3)	(289.4)	1141.1%
NET REVENUES	79.0	175.0	242.0	38.3%	79.0	699.9	786.2%

COSTS & OPERATING EXPENSES	(223.6)	(301.2)	(409.1)	35.8%	(223.6)	(1,298.8)	480.8%
Personnel	(11.5)	(22.4)	(25.0)	11.7%	(11.5)	(91.9)	698.8%
Materials	(116.0)	(91.9)	(140.4)	52.9%	(116.0)	(386.5)	233.3%
Subcontracted Services	(43.9)	(88.7)	(116.9)	31.7%	(43.9)	(347.4)	691.1%
Interconnection	(7.8)	(26.4)	(27.0)	2.4%	(7.8)	(121.0)	1444.8%
Advertising and Marketing	(24.2)	(22.8)	(41.6)	82.1%	(24.2)	(128.1)	429.0%
Provisions and Losses	(2.8)	(13.0)	(13.7)	5.2%	(2.8)	(41.6)	1382.4%
Other	(17.4)	(36.0)	(44.5)	23.5%	(17.4)	(182.3)	949.4%

EBITDA	(144.6)	(126.2)	(167.1)	32.4%	(144.6)	(598.9)	314.1%
Depreciation and Amortization	(28.7)	(64.8)	(72.0)	11.2%	(28.7)	(248.9)	767.8%

OPERATING PROFIT BEFORE
FINANCIAL RESULT	(173.3)	(190.9)	(239.1)	25.2%	(173.3)	(847.8)	389.2%

Financial Result	(6.5)	(6.1)	(24.1)	293.2%	(6.5)	(45.3)	596.0%
Financial Revenues	11.1	7.6	4.7	-38.2%	11.1	27.0	142.1%
Financial Expenses	(17.6)	(13.7)	(28.8)	109.9%	(17.6)	(72.3)	309.5%

EARNINGS BEFORE INCOME AND
SOCIAL CONTRIBUTION TAXES	(179.8)	(197.1)	(269.5)	36.7%	(179.8)	(899.5)	400.2%

Income and Social Contribution Taxes	60.7	66.5	91.5	37.6%	60.7	300.9	395.6%

NET EARNINGS (LOSSES)	(119.1)	(130.6)	(178.0)	36.3%	(119.1)	(598.6)	402.6%

Obs.: The values presented in this Income Statement do not consider inter-company elimination with Brasil Telecom S.A.

Annex XVIII: ARPU Calculation – Mobile Telephony

R$ Thousands	1Q05	2Q05	3Q05	4Q05	2005

(+) Gross Revenues	182,531	210,975	255,349	340,408	989,263
(-) Handsets	(47,404)	(66,723)	(69,411)	(115,824)	(299,362)

Gross Service Revenues	135,127	144,253	185,938	224,584	689,901

(-) Taxes and Deductions	(36,170)	(39,190)	(57,154)	(69,209)	(201,723)

Net Service Revenues	98,956	105,063	128,784	155,375	488,178
(-) Net Revs Public Payphones + Roaming	(27,348)	(8,262)	(934)	(1,423)	(37,967)

Quarterly Net Revenues	71,608	96,801	127,850	153,952	450,211
Monthly Net Revenues	23,869	32,267	42,617	51,317	37,518
Average Number of Clients	815,613	1,180,527	1,504,056	1,889,510	1,347,427

ARPU (R$)	29.3	27.3	28.3	27.2	27.8

Annex XIX: Operating Data

Operating Indicators	4Q04	3Q05	4Q05	Quarter	Δ Year

Clientes (Mil)	622.3	1,676.2	2,212.8	32.0%	255.6%
Pós-Pago	205.7	456.6	693.0	51.8%	236.9%
Pré-Pago	416.5	1,219.6	1,519.8	24.6%	264.9%
Adições Brutas (Mil)	626.5	429.8	661.2	53.8%	5.5%
Pós-Pago	209.5	120.2	260.3	116.6%	24.2%
Pré-Pago	417.0	309.6	400.9	29.5%	-3.9%
Cancelamentos (Mil)	4.2	98.7	124.6	26.2%	2845%
Pós-Pago	3.8	20.2	23.9	18.3%	528.9%
Pré-Pago	0.5	78.5	100.7	28.3%	20040.0%
Churn Anualizado	1.4%	26.1%	25.6%	-0.5 p.p.	24.3 p.p.
Pós-Pago	3.7%	19.9%	16.6%	-3.2 p.p.	12.9 p.p.
Pré-Pago	0.2%	28.4%	29.4%	1.0 p.p.	29.2 p.p.
Custo de Aquisição do Cliente (SAC)	205.9	231.9	187.7	-19.1%	-8.8%
Participação de Mercado	3.2%	7.0%	8.7%	1.7 p.p.	5.5 p.p.
Localidades Atendidas	626	779	782	0.4%	24.9%
% da População Coberta	81%	86%	86%	0.0 p.p.	5.0 p.p.
Estações Rádio Base (ERBs)	1,632	1,946	2,117	8.8%	29.7%
Centrais de Comutação e Controle (CCCs)	3	8	8	0.0%	166.7%
Colaboradores	881	979	1,069	9.2%	21.3%

GLOSSARY

ADSL: Asymmetrical Digital Subscriber Line. System that allows broadband signal transmission through metallic telephone cables. It is the most common DSL technology, which represents a midway transition to totally optic networks.

ARPU: Average Revenue Per User. It is an indicator used in telecom industry which calculates the average revenue per user.

CAPEX: Capital Expenditure. The investments made by a company.

EBITDA: Earnings Before Interests, Taxes, Depreciation and Amortization.

GSM: Global System for Mobile communications. GSM is the most used technological standard by mobile operators in the world. This feature allows its users to move around freely and easily with their handsets. The price of GSM handsets is also more attractive, the network is safer and there is a consistent technological evolution.

JSCP (Interest on Shareholders’ Equity): Shareholder remuneration option, calculated from the Shareholders’ Equity and limited, for taxes deductibility effects, to the variation of the long term interest rates. The fiscal benefit is due to the reduction of the calculation basis of the income tax and social contribution on the net income, once the interest on shareholders’ equity represent deductible expenses in the application of these resources.

LIS: Lines in Service. All the lines in a plant that are effectively being used.

SAC: Subscriber Acquisition Cost. It is the average amount spent by a company to acquire a new subscriber.

TUP (Public Phone): Public terminals which use phone cards (or collect calls) to make calls.

Financial Leverage Ratio: Net Debt / Shareholders’ Equity

This document contains forward-looking statements. Such statements do not constitute facts occurred in the past and reflect the expectations of the Company's managers only. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "aims", as well as other similar words, are intended to identify those forward-looking statements, which obviously involve risks or uncertainties predicted or not by the Company. Accordingly, the future results of the Company’s operations may differ from the current expectations, and the reader should not rely exclusively on these forward- looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer